ACCELERATED ACQUISITIONS XIX, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

May 29, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XIX, Inc. Form 10 Filed May 16, 2012 File No. 000- 54611

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 25, 2012 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

 Emerging Growth Company, page 9

1. Please address that part of prior comment 1 that asked you to disclose a brief description of the exemption from Section 14A (a) and (b) of the Securities Exchange Act of 1934.

COMPANY RESPONSE

We have addressed that part of prior comment 1 that asked us to disclose a brief description of the exemption from Section 14A (a) and (b) of the Securities Exchange Act of 1934 on page 9.

United States Securities and Exchange Commission
May 29, 2012

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher
ACCELERATED ACQUISITIONS XIX, INC.

By:	/S/ Timothy J. Neher
Timothy J. Neher